UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-06571

Employer Identification Number: 22-1918501

Plan Number: 061

MSD PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive

P.O. Box 100

Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

MSD Puerto Rico Employee Savings and Security Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MSD Puerto Rico Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MSD Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 14, 2013

MSD Puerto Rico Employee Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,

	2012	2011

Assets
Investments
Investments, at fair value	$55,167,349	$47,809,057

Receivables
Employer contribution	66,839	4,989
Participant contributions	282,140	18,087
Notes receivable from participants	2,134,220	1,936,303
Settlement receivable	126,033	—

Total receivables	2,609,232	1,959,379

Net assets available for benefits	$57,776,581	$49,768,436

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Employee Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2012

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,259,620
Interest and dividends	565,514
Plan interest in Master Trust investment income	4,797,648

Net investment income	6,622,782

Interest income, notes receivable from participants	96,915

Contributions to the Plan
By participants	4,179,035
By employer	1,163,988

Total contributions	5,343,023

Settlements	260,042
Transfers in	423,854

Total additions	12,746,616

Deductions from net assets attributed to
Benefits paid to participants	(4,562,383)
Transfers out	(176,088)

Total deductions	(4,738,471)

Net increase	8,008,145

Net assets available for benefits
Beginning of year	49,768,436

End of year	$57,776,581

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the MSD Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective July 1, 1997. The Plan is a profit sharing plan designed to provide an opportunity for employees of MSD International GmbH (Puerto Rico Branch) LLC, Merck Sharp & Dohme de Puerto Rico, Inc. and the Puerto Rico branch of Merck Sharp & Dohme (I.A.) Corp. (the “Companies”) to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan. MSD International GmbH (Puerto Rico Branch) LLC, a branch of MSD International GmbH, a Swiss limited liability company, is the Plan sponsor (the “Sponsor”). The Plan’s recordkeeper is Fidelity Investments Institutional Services Company (“Fidelity” or the “Recordkeeper”). Banco Popular serves as the Plan’s trustee (the “Trustee”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2012, the Plan offered five (5) registered investment companies (mutual funds), four (4) common/collective trusts, and 14 separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

A portion of the assets of the Plan and The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (collectively, the “Puerto Rico Plans”) are maintained, for investment purposes only, with all the assets of the MSD Employee Stock Purchase and Savings Plan, the Merck US Savings Plan (formerly known as the MSD Employee Savings and Security Plan), and the Telerx Marketing, Inc. 401(k) Plan in a single master trust (the “Master Trust”). The Puerto Rico Plans participate in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plans to invest in separately managed accounts and common/collective trusts that are record-kept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.

The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Participants may contribute up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation. Also, pre-tax contributions shall not exceed the lesser of: (i) $13,000 or such other amount as in effect under Section 402(g) of the U.S. Code or Section 1081.01(d)(7)(A) of the P.R. Code; or (ii) in the case of highly compensated employees, the average actual deferral percentage limit. Further, pre-tax contribution limits are computed aggregating all pre-tax contributions made to two or more plans described in U.S. Code Section 401(k) maintained by the Company and/or its affiliates, as if they were one single arrangement.

In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. Participant and Company matching contributions are invested according to a participant’s elections.

Age 50 and above – In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $1,500 for 2012 by participants who are at least age 50 by year-end.

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

Settlements

In 2012, additions made to the Plan relate to court-approved settlements distributed or to be distributed to the Plan in connection with ERISA lawsuits (“ERISA Lawsuits”) during the calendar year. The ERISA Lawsuits are consolidated class actions alleging breaches of fiduciary duty by the Company by causing or permitting the Plan to imprudently invest in Merck common stock or failing to provide material information regarding Merck common stock to Plan participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Companies’ contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to thirty years for the purchase of a primary residence and bear interest at rates that range from 4.50% to 9.50%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and default loan amounts.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

Other Matters

Transfers in and out during 2012 relate to transfers between the Plan and the MSD Employee Stock Purchase and Savings Plan and the Merck US Savings Plan (formerly known as the MSD Employee Savings and Security Plan) for employees who changed their status during the year.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Certain previously reported amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan that are in the Master Trust represents the Plan’s allocable portion of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Contributions

Employee and the Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are generally paid by the Companies.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions did not impact the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance did not impact the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions

Contributions are transmitted from the Trustee to the Recordkeeper, which invests cash received, interest and dividend income and makes distributions to the participants. The Recordkeeper also administers the collection of interest and principal on notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by the Recordkeeper. Fidelity is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Recordkeeper was $6,309,497 and $5,600,234 at December 31, 2012 and December 31, 2011, respectively. During 2012, the Plan’s allocated portion of interest and dividends, realized gains and unrealized gains from investments managed by the Recordkeeper was $47,662, $26,816 and $283,143, respectively.

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $22,126,462 and $20,925,090 at December 31, 2012, and December 31, 2011, respectively. During 2012, the Plan’s allocated portion of dividends, realized gains and unrealized gains was $921,900, $280,748 and $1,484,616, respectively.

4.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan is qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”) and with Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), and has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) and from the U.S. Internal Revenue Service as to its qualified status under the 1994 PR Code and the U.S. Code, respectively. As required by the provisions of the Internal Revenue Code for a New Puerto Rico, as amended (the “2011 PR Code”), the Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code within the periods prescribed for this purpose. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury or the U.S. Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the 2011 PR Code. The Plan’s Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Code and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made. Finally, the Trust has complied with the requirements established by Section 1022(i)(1) of ERISA.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the 1994 PR Code and the 2011 PR Code, as appropriate. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	Master Trust and Investments

The Plan had a 0.53% and 0.51% interest in the Master Trust at December 31, 2012 and 2011, respectively. The net assets of the Master Trust are as follows:

	December 31,

	2012	2011
Registered investment companies (mutual funds)	$2,775,148,850	$2,542,034,089
Common/collective trusts	2,678,923,851	2,393,149,871
Merck common stock	917,328,501	882,978,908
Other common stocks	881,546,761	778,007,033
Accrued interest and dividends	10,346,111	11,056,146
Other net assets/(liabilities)	7,781,467	(5,712,585)

	$7,271,075,541	$6,601,513,462

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

Total investment income of the Master Trust for the year ended December 31, 2012, is as follows:
Year Ended December 31, 2012
Investment income, net
Interest and dividends	$151,047,904
Net appreciation in Registered investment companies (mutual funds)	202,170,353
Net appreciation in Common/collective trusts	346,956,772
Net appreciation in Merck common stock	75,788,146
Net appreciation in Other common stocks	127,390,581

Total investment income	$903,353,756

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,

	2012	2011
Investment in Master Trust	$38,688,169	$33,725,847
Columbia Acorn Fund, Class Z	4,348,175	3,702,386
Fidelity Retirement Money Market Portfolio	3,746,143	3,313,850
American Funds Euro Pacific Growth Fund, Class 6	3,332,042	2,789,796
PIMCO Total Return Fund - Institutional Class	2,897,488	2,380,200

During 2012, the Plan’s investments in registered investment companies (mutual funds) held outside of the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated $1,259,620 in value.

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2012 and 2011.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2012 and 2011. The policy of the Master Trust and the Plan is to recognize transfers between levels at the end of the reporting period. There were no transfers between Levels 1 and 2.

Within the Plan and Master Trust, investments are recorded at fair value as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Companies.

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2012

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Small/Mid Cap Equity	$4,348,175	$-	$-	$4,348,175
Non-US Equity	5,443,836	-	-	5,443,836
Fixed Income	2,897,488	-	-	2,897,488
Cash and Short Term Investments	3,789,681	-	-	3,789,681

Total Registered Investment Companies	16,479,180	-	-	16,479,180

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$569,877,880	$-	$-	$569,877,880
Non-US Equity	842,440,438	-	-	842,440,438
Fixed Income	813,604,851	-	-	813,604,851
Cash and Short Term Investments	549,225,681	-	-	549,225,681

Common Collective Trusts
US Large Cap Equity	-	1,550,591,083	-	1,550,591,083
US Small/Mid Cap Equity	-	368,805,151	-	368,805,151
Non-US Equity	-	362,205,756	-	362,205,756
Fixed Income	-	378,034,176	-	378,034,176
Cash and Short Term Investments	-	19,287,685	-	19,287,685

Merck Common Stock	917,328,501	-	-	917,328,501

Other Common Stocks
U.S. Small Cap Equities	213,679,003	-	-	213,679,003
Large Cap Equities	667,867,758	-	-	667,867,758

Total Investments in the Master Trust	$4,574,024,112	$2,678,923,851	$-	$7,252,947,963

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

	December 31, 2011

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Small/Mid Cap Equity	$3,702,386	$-	$-	$3,702,386
Non-US Equity	4,649,138	-	-	4,649,138
Fixed Income	2,380,200	-	-	2,380,200
Cash and Short Term Investments	3,351,486	-	-	3,351,486

Total Registered Investment Companies	$14,083,210	$-	$-	$14,083,210

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$507,350,373	$-	$-	$507,350,373
Non-US Equity	747,273,595	-	-	747,273,595
Fixed Income	714,863,725	-	-	714,863,725
Cash and Short Term Investments	572,546,396	-	-	572,546,396

Common Collective Trusts
US Large Cap Equity	-	1,389,217,431	-	1,389,217,431
US Small/Mid Cap Equity	-	323,578,409	-	323,578,409
Non-US Equity	-	319,706,079	-	319,706,079
Fixed Income	-	336,337,766	-	336,337,766
Cash and Short Term Investments	-	24,310,186	-	24,310,186

Merck Common Stock	882,978,908	-	-	882,978,908

Other Common Stocks
U.S. Small Cap Equities	198,753,600	-	-	198,753,600
Large Cap Equities	579,253,433	-	-	579,253,433

Total Investments in the Master Trust	$4,203,020,030	$2,393,149,871	$-	$6,596,169,901

MSD Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements

8.	Subsequent Events

In April 2013, the Executive Oversight Committee approved changes to the Plan that will be effective by January 2014. The definition of pay used to determine contribution amounts will be expanded to include total annual compensation, which includes base pay, paid cash bonus, and overtime. The Companies matching contribution will change to 75% of an employee’s contribution up to a maximum of 6% of annual eligible compensation.

The Plan has evaluated subsequent events through the date the financial statements were issued.

MSD Puerto Rico Employee Savings and Security Plan

Schedule H

Line 4 i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)	(d)		(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value

**	Master Trust	Investment in Master Trust	$ *	**	$38,688,169

	Columbia Acorn Fund, Class Z	Registered Investment Company	*	**	4,348,175

*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	*	**	3,746,143

	American Funds EuroPacific Growth Fund, Class R6	Registered Investment Company	*	**	3,332,042

	PIMCO Total Return Fund - Institutional Fund	Registered Investment Company	*	**	2,897,488

*	Fidelity Diversified International Fund, Class K	Registered Investment Company	*	**	2,111,794

*	Banco Popular	Interest bearing cash account	*	**	43,538

*	Notes receivable from participants	Interest rates ranging from 4.50% to 9.50% and with maturities through 2022			2,134,220

		Total			$57,301,569

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

MSD Puerto Rico Employee Savings and Security Plan

Schedule H

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Plan Name:	MSD Puerto Rico Employee Savings and Security Plan	EIN:	98-0658260

Plan Sponsor’s Name:	MSD International GmbH (Puerto Rico Branch) LLC	PN:	061

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late Participant Loan Repayments are included:
667

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Puerto Rico Employee Savings and Security Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Senior Vice President and Treasurer

June 17, 2013

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	17